Brian Lee	Dentons US LLP
Partner	1221 Avenue of the Americas
New York, NY 10020-1089
brian.lee@dentons.com	United States
D +1 212 768 6926
dentons.com

Brian Lee

Partner

August 10, 2022

Matthew Derby

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology 100 F Street, N.E.
Washington, DC 20549-3010

Re:	Ventoux CCM Acquisition Corp. Amendment No. 3 to Registration Statement on Form S-4 July 26, 2022 File No. 333-263516

Dear Mr. Derby:

By your letter dated August 9, 2022 (the “SEC Letter”), the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) provided comments on Amendment No. 3 to the Registration Statement on Form S-4 filed on July 26, 2022 (the “Registration Statement”) by our client, Ventoux CCM Acquisition Corp. (the “Company”), in connection with the proposed transactions involving the Company, certain subsidiaries of the Company, and E La Carte, Inc., a Delaware corporation (d/b/a Presto, Inc.) (“Presto”). This letter sets forth our response with respect to the comments contained in the SEC Letter.

Concurrently herewith, we are publicly filing Amendment No. 4 to the Registration Statement on Form S-4 (the “Amendment”) electronically via the EDGAR system. The changes made in the Amendment reflect the responses of the Company or Presto, as applicable, to the Staff’s comments as set forth in the SEC Letter. We have enclosed a copy of the Amendment marked to show the changes made to the Registration Statement. For your convenience, we have set forth below the Staff’s comments in bold italic typeface followed by the responses of the Company or Presto thereto, as applicable, and references in the responses to page numbers are to the marked version of the Registration Statement. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Registration Statement.

The Company has asked us to convey the following as its responses to the Staff.

Amendment No. 3 to Form S-4 Filed July 26, 2022

The PIPE Investments, page 35

1.	Disclose the purchase price that each set of investors paid for their securities. Provide clear and quantified disclosure about the significant portion of the combined company’s total outstanding shares that may be sold into the market following the business combination. Identify each set of investors that will have certain registration rights and specify the number of securities they will be able to sell pursuant to future resale registration statements that the combined company will be required to file. Highlight that certain investors may have an incentive to sell even if the trading price at that time is below Ventoux’s IPO price. Discuss the negative pressure potential sales of such securities could have on the trading price of the combined company.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Amendment on pages 35 and 103 in response to the Staff’s comment.

2.	Revise to identify the Note Investor and discuss with specificity the negative covenants that will place restrictions on the combined company. Additionally, file the Convertible Note Subscription Agreement as an exhibit to the registration statement.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 6, 35 to 37, 61, 94 and 103 to 106 of the Amendment in response. The Company respectfully acknowledges that the Convertible Note Subscription Agreement is attached to the Amendment as Annex F and filed as an exhibit to the Amendment as Exhibit 10.3 and that the indenture governing the terms of the notes and the form of note are attached as Annex K to the Amendment and have been filed as Exhibits 4.1 and 4.2, respectively, to the Amendment.

Unaudited Pro Forma Condensed Combined Financial Information, page 154

3.	Disclose the Presto Common Stock Exchange Ratio in the introduction and the related footnotes.

Response:	The Company acknowledges the Staff’s comment and has disclosed the Presto Common Stock Exchange Ratio on pages 157 and 164 of Form S-4.

4.	Regarding the Presto preferred stock conversion, disclose the conversion ratio stipulated in Presto’s Certificate of Incorporation.

Response:	The Company acknowledges the Staff’s comment and has disclosed the conversion ratio stipulated in Presto’s Certificate of Incorporation on page 157 of Form S-4.

5.	Regarding the conversion of the Presto stock options and RSUs, clarify here and in the footnotes if the unvested options and unvested RSUs will be converted into similar unvested options and unvested RSUs.

Response:	The Company acknowledges the Staff’s comment and has revised its disclosure on pages 157 and 163 of Form S-4.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 156

6.	In a separate adjustment column following the VTAQ (historical) balance sheet, provide the pro forma adjustments to give effect to the common stock redemptions of $163.1 million which were paid out of the Trust Account on June 16, 2022. This should be followed by a subtotal column to reflect the VTAQ balance sheet on a pro forma basis prior to the transaction accounting adjustments. Refer to 11-02(b)(4) of Regulation S-X.

Response:	The Company acknowledges the Staff’s comment and has revised its disclosure on page 159 of Form S-4.

Management’s Discussion and Analysis of Results of Financial Condition and Results of Operations of VTAQ

Liquidity and Capital Resources, page 183

7.	We note your going concern discussion is through June 30, 2022. Please update your liquidity disclosure and your going concern discussion to the date of the filing. Also, move the going concern discussion to the forefront of your Liquidity and Capital Resource section.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Amendment on pages 186 to 187 in response to the Staff’s comment.

Contractual Obligations, page 185

8.	Disclose in quantified detail the total dollar value of all estimated fees payable to your service providers and advisors upon completion of a business combination.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Amendment on page 188 to 189 in response to the Staff’s comment.

Unaudited Financial Statements of VTAQ as of and for quarters ended March 31, 2022 and 2021

Notes to Unaudited Consolidated Financial Statements

Note 10 - Subsequent Events, page F-47

9.	Update your subsequent event footnote to disclose all the information that occurred up to the date of the filing, including but not limited to the following:

●	Information regarding the new amendment to the Merger Agreement that occurred on July 25, 2022.

●	Information about the June 16, 2022 special meeting of stockholders, including the redemption and payment to your shareholders of $163,148,816.

●	Disclose the current balance in the trust account after the redemption.

●	Information regarding new equity and or debt transactions including modifications entered post balance sheet date.

●	Information regarding any stock compensation issued post balance sheet date.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Amendment on page F-47 to F-50 in response to the Staff’s comment.

General

10.	We note your disclosure that “As of July 22, 2022, the Sponsors own 75.8% of the issued and outstanding shares of VTAQ Common Stock. The Sponsors and the directors and officers of VTAQ have agreed to vote any shares of VTAQ Common Stock owned by them in favor of the Business Combination Proposal.” Please include this disclosure at the forefront of your Management’s Discussion and Analysis and in the Subsequent Event footnote of your financial statements.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Amendment on pages 185 and F-47 in response to the Staff’s comment.

11.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response:	We advise the Staff that our sponsors are not controlled by a non-US person. One of the sponsors has a non-controlling member that may have ties with non-U.S. persons. Therefore, with an eye towards disclosure, we have added a risk factor on page 92 that CFIUS may decide to recommend a block or delay the Business Combination, or impose conditions with respect to it, if CFIUS determines it has jurisdiction, and such a review could prevent the Company from completing the proposed business combination.

* * *

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (212) 768 6926 or brian.lee@dentons.com, or Ilan Katz at (212) 632 5556 or ilan.katz@dentons.com, respectively.

Very truly yours,

/s/ Brian Lee
Brian Lee
Partner

cc:	Edward	Scheetz

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